82-2142

03007370

invensys

BTRsec/RLS Admin/Letters/2003/0015

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

RECEIVED FEB 24 2003

17 February 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning

(a) Notification of Interests of Directors and Connected Persons
(b) Update on current trading

Yours faithfully,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

dlw 3/19

Copy to: Mr. B. Mangino
Mr. M. Downing

"emailalert@hemscott.co.uk" <emailalert

14/02/2003 18:33

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:5485H
Invensys PLC
14 February 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Mr Rolf Borjesson

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)
Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)
No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares

7. Number of shares / amount of stock acquired
100,000

8. Percentage of issued class
0.002857%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary shares of 25p each

12. Price per share
19p

13. Date of transaction
14 February 2003

14. Date company informed
14 February 2003

15. Total holding following this notification
116,571

16. Total percentage holding of issued class following this notification
0.003331%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Group Marketing and Communications
020 78213538

25. Name and signature of authorised company official responsible for making
this notification
Emma Sullivan, Assistant Secretary

Date of Notification
14 February 2003

The company news service from the London Stock Exchange

END

RDSSFFFALSDSEEE

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
14/02/2003 07:24

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Trading Update

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4945H
Invensys PLC
14 February 2003

14 February 2003

Invensys yesterday completed a business-by-business performance review and as a result today issues an update on current trading.

Production Management

In the Production Management Division, the strong performance improvements delivered in the first half by the process system businesses have continued in the second half, taking into account increased investment in software development. We are encouraged by this continued progress.

The exception to this is Baan. Whilst we indicated at our Interim results in November that the business was suffering substantial decline in demand, the full year outcome is likely to be materially worse than our expectations at that time, although significant management action has reduced cost and improved customer service. We will be reviewing the carrying value of our investment in Baan at the year-end.

Energy Management

The trends in the Energy Management Division outlined at the time of the Interim results have remained broadly similar. However, trading in Climate Controls has been particularly weak in both Japan and Building Systems. Volumes in Powerware have continued to remain depressed as a result of the lack of recovery in end user markets, notably IT and Telecoms. Appliance Controls continues to make good progress in line with the trends of the first half and Metering Systems has remained in line with our expectations.

Development

Overall, the performance is in line with expectations, with the primary divisional contributor, Rail Systems, remaining strong.

Foreign Exchange

Since the half year, there has been further movement in foreign exchange rates, especially in the US dollar. Should these rates continue to the year-end, the negative translation impact would be in the order of £10million, which we have

factored into our guidance.

Banking Covenants

We remain confident of our ability to meet our banking covenants comfortably.

Summary

The final out-turn for the current year remains dependent upon a number of important factors: in particular, the uncertainty in the current economic environment, the pace at which the new management team can deliver the performance improvement initiatives and the significant weighting of March trading to our results. Taking into account these factors, the Board believes that it should take a cautious view of the second half core Group operating profit*, which could be up to 25% below the first half.

Rick Haythornthwaite, Group CEO, comments:

"This is clearly disappointing. It masks the substantial efforts and progress that we are making in the businesses to deliver a sustainable recovery. Many areas are showing significant performance improvement; overall progress, however, is being damaged by certain specific problems identified at the Interim results, which we are dealing with."

* before exceptional items and goodwill amortisation

Conference Call

A conference call for analysts and fund managers will be conducted at 9.00am UK time on Friday 14th February 2003. Dial in details for the call is as follows:

UK Dial in number:	+44 20 7950 1251
US Dial in number:	+1 888 709 9420
Call Leader:	Rick Haythornthwaite
Passcode:	Invensys plc

A replay of this call will be available in the US by dialling +1 888 562 2796.

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529

Brunswick

Ben Brewerton +44 (0) 20 7404 5959

About Invensys plc

Invensys plc is a global leader in production technology and energy management.
The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximize their return on investments in production technologies and remove cost and cash from their whole supply chain.
The division includes APV, Avantis, Baan, Eurotherm, Foxboro, SIMSCI/Esscor, Triconex and Wonderware. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Services, Appliance Controls, Climate Controls, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively, in its development division.

Invensys operates in more than 60 countries, with its headquarters in London.

For more information, visit www.invensys.com.

Safe Harbor

The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

END

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